SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 7)

Skyworks Solutions, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to purchase Common Stock, par value $0.25 per share, with an exercise price equal to or greater than $13.00 per share

(Title of Class of Securities)

83088M102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Paul E. Vincent
Vice President, Chief Financial Officer and Treasurer
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, Massachusetts 01801
(781) 376-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Daniel N. Yannuzzi, Esq.	Steven M. Przesmicki, Esq.
Vice President and General Counsel Skyworks Solutions, Inc.	Cooley Godward LLP 4401 Eastgate Mall
5221 California Avenue	San Diego, California 92121-9109
Irvine, California 92612	(858) 550-6000
(949) 231-3000

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	issuer tender offer subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X  ]

INTRODUCTORY STATEMENT.

This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission on June 2, 2003, as amended, relating to an offer by Skyworks Solutions, Inc., a Delaware corporation (the “Company”), to exchange certain options to purchase shares of the Company’s common stock, par value $0.25 per share, on the terms and subject to the conditions set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 2, 2003, as amended by the Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 16, 2003.

Item 4.        Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

        The Offer to Exchange expired at 5:00 p.m. Eastern Daylight Saving Time on Thursday, July 3, 2003.  Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 5,328,085 shares of Common Stock from 1,438 participants, representing 78.1% of the shares subject to options that were eligible to be exchanged. Upon the terms and subject to the conditions set forth in the Offer to Exchange, the Company will issue replacement options to purchase an aggregate of 3,567,574 shares of Common Stock in exchange for the options tendered pursuant to the Offer to Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	SKYWORKS SOLUTIONS, INC. /s/ PAUL E. VINCENT Paul E. Vincent Vice President, Chief Financial Officer and Treasurer

Date: July 22, 2003